Mail Stop 6010

      		November 18, 2005

VIA U.S. Mail and Facsimile (817) 551-4700

Jacqualyn A. Fouse
Chief Financial Officer
Alcon, Inc.
Bosch 69
6331 Hunenberg, Switzerland


Re:	Alcon, Inc.
	Form 20-F for the year ended December 31, 2004
	Filed March 15, 2005
	Form 6-K filed October 20, 2005
	File No. 001-31269


Dear Ms. Fouse:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Item 15. Controls and Procedures, page 92

1. In future filings, please revise your disclosure concerning changes in internal control over financial reporting to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language of amended Item 308(c) of Regulation S-K.

Consolidated Financial Statements

(1) Summary of Significant Accounting Policies and Practices, page
F-
7

(m) Revenue Recognition, page F-9

2. Refer to your disclosure on page 39 stating that you "sell lasers and other surgical equipment used to perform laser refractive surgeries, and in the United States, charge a technology fee for each surgery performed." Please clarify in future filings and in your response how your revenue recognition policy for laser and other surgical equipment differs among customers, channels, products and geographical location. In addition, clarify the nature and accounting treatment for the technology fee charged for sales in the United States and whether this is in addition to the sales price of the equipment. The accounting treatment for your equipment that is used by customers to perform laser surgeries should also be disclosed.
3. As a related matter, tell us and disclose in future filings how you determine the number of procedures performed in order to recognize revenue for technology fees.
4. We note that you have customer incentive programs, including discounts and rebates. Explain to us the specifics of these incentive programs, for example the classification of and accounting for these sales incentives. Tell us how these incentives are estimated at the time of shipment. Revise future filings to clarify. Refer to EITF
01-9 in your response, as applicable.


Form 6-K filed October 20, 2005

Condensed Consolidated Financial Statements (unaudited)

(13) Contingencies, page 13

5. We see that a jury rendered a verdict against the company for $94.8 million on May 6, 2005 related to patent infringement litigation. Tell us and disclose in future filings how you considered the criteria in paragraph 8 of SFAS 5 in determining whether you should record an estimated loss from the litigation.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James at (202) 551-3671 with any other questions.


      Sincerely,



Brian Cascio
      Accounting Branch Chief

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Ms. Fouse
Alcon, Inc.
November 18, 2005
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